September 19, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (309) 743-7705

Douglas M. Hultquist
Chief Executive Officer
QCR Holdings, Inc.
3551 7th Street, Suite 204
Moline, IL 61265

	Re:	QCR Holdings, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 18, 2005
		File No. 0-22208

Dear Mr. Hultquist:

	We have reviewed the above referenced filing, and have the following comments. We have limited our review to only the issues
raised in our comments.   Where indicated, we think you should
amend
your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies, page 40
1. Please tell us how your policy for determining when receivables are classified as held for investment meets the criteria set forth in paragraph 8(a) and 8(b) of SOP 01-6. Please tell us how you considered the related effects of this policy on your statement of cash flows, as far as whether such amounts are considered operating or investing cash flows. Revise your financial statements and
Note 1
to more clearly reflect that your policy complies with SOP 01-6.



Note 3 - Investment Securities, page 43
2. Please revise Note 5 and similar disclosures elsewhere in your filing to separately disclose your investments in government sponsored entities (such as Freddie and Fannie) from U.S.
Government
agencies. We do not believe that it is appropriate to aggregate given the difference in risk profiles.

Note 17 - Commitments and Contingencies, page 55
3. Please provide us with your analysis by which you concluded that no provision for bankcard chargebacks was required during 2004.
Address the following regarding your bankcard chargebacks:

* Revise to disclose the rollforward of this liability in your notes to the financial statements for all periods presented.

* Tell us the authoritative literature that you relied upon in making your determination.

* Revise to quantify your maximum exposure in the periods presented and discuss your continuing exposure as it relates to disposition of certain card processing activities.

*    *    *    *

      As appropriate, please respond to these comments within 15 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3494 if you have questions regarding our comments.



      Sincerely,


						Kevin W. Vaughn
						Accounting Branch Chief


Douglas M. Hultquist
QCR Holdings, Inc.
September 19, 2005
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